NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP

AND TO:	PricewaterhouseCoopers LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division (Prince Edward Island)
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Yukon
Ontario Securities Commission

The audit committee (the "Audit Committee") of NexGen Energy Ltd. (the "Company") has conducted a comprehensive request for proposal process with respect to the Company's external auditor engagement, which process was initiated by the Audit Committee in accordance with its mandate and with a view to best corporate governance practices, including consideration of auditor tenure.

Following completion of that process, and upon the recommendation of the Audit Committee, the board of directors of the Company (the "Board") requested that KPMG LLP (the "Former Auditor") tender its resignation as auditor of the Company and approved the appointment of PricewaterhouseCoopers LLP (the "Successor Auditor") as auditor of the Company.

In accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Company reports as follows:

1. Date of termination and appointment - The resignation of the Former Auditor and the appointment of the Successor Auditor each became effective on March 5, 2026, being the date on which the Board requested the resignation of the Former Auditor and appointed the Successor Auditor.

2. Reason for change of auditor - The change of auditor occurred at the request of the Company following completion of a competitive request for proposal process conducted by the Audit Committee.

3. Former Auditor's reports - The Former Auditor's reports on the audited consolidated financial statements of the Company for the two most recently completed financial years ended December 31, 2025 and December 31, 2024 did not contain a modified opinion.

4. Reportable events - There are no "reportable events" (as such term is defined in NI 51- 102) between the Company and the Former Auditor.

DATED this 6th day of March, 2026.

NEXGEN ENERGY LTD.

By:
"Benjamin Salter"
Benjamin Salter
Chief Financial Officer

To:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division (Prince Edward Island)
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Yukon
Ontario Securities Commission

March 6, 2026

Dear Sir/Madam

Re: Notice of Change of Auditors of NexGen Energy Ltd.

We have read the Notice of NexGen Energy Ltd. dated March 6, 2026 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

March 6, 2026

March 10, 2026

To:
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division (Prince Edward Island)
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Yukon
Ontario Securities Commission

We have read the statements made by NexGen Energy Ltd. in the attached copy of change of auditor notice dated March 6, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated March 6, 2026.

Yours very truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400

Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.